December 5, 2006

Robert M. Chiste, President
Comverge, Inc.
120 Eagle Rock Avenue, Suite 190
East Hanover, New Jersey 07936

**Re: Comverge, Inc.
          Form S-1 Amendment No. 1
          File No. 333-137813
          Filed November 16, 2006**

Dear Mr. Chiste:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Prior comment refers to our letter dated November 1, 2006.

General

1.   Refer to prior comment 2.

- At page 59, your source material cites Harbor Research for the 60% figure, not
  the Electric Power Research Institute. Please reconcile

- At page 59, your source identified as the Energy Information Agency is called "Energy Information Administration" in the source materials.

- At page 61, tell us how your source materials support the 12,000 megawatt figure.

Summary

Company Overview, page 1

2.   Revise the first sentence where you state that your products "enable electric utilities to *increase available electric capacity* during periods of peak energy demand" to explain that this increase occurs because your products manage demand by decreasing energy consumption to customers who participate in programs offered by some utility companies. We also note that you use the term "provide capacity" throughout the prospectus when it appears that it would be more accurate to use the term "curtail demand" or "reduce energy consumption." Please revise.

3.   Include the substance of your response to prior comment 7 in your disclosure under the "Business" section.

4.   Revise the last two sentences of the second paragraph to state the percentage of residential customers who currently have demand response devices installed in their homes generally and how many of those have your devices installed. Also disclose how many utilities offer this program to residential customers and what percentage of their residential customers agree to have metering systems installed when the program is made available to them.

5.   In order to balance your disclosure and to give potential investors a complete picture of the industry, expand to discuss the current trends described on pages xii and xiii of the DOE report provided under tab no. 13, including the size of the market in 2004, stated as a percentage of total peak demand, and the declining market since 1996 and the reasons for the decline. Also, your disclosure states "approximately 10,000 megawatts," whereas the source materials cited indicates 8,976 MW in 2004. Please reconcile.

6.   Clarify in the third paragraph whether there are programs operating that are similar to yours but do not include residential customers.

7.   Define "significant revenues," as used in the first paragraph on page 2. Explain why you believe your VPC programs are described as having "strong acceptance" when you currently have three customers.

8.   If you retain the "estimated payments" disclosure in the summary on page 2, balance the disclosure by cautioning investors that it is subject to a number of assumptions, and either list the assumptions or cross reference to the related risk factor.

Market Opportunities, page 2

9.   In the first paragraph explain in further detail why you believe you operate in the segment of "alternative energy resources," since it appears that your products fall entirely within the other two segments mentioned. We also note that the related explanation under the caption *Alternative EnergyResources* at page 60 does not appear to provide any support for your assertion of the "recent" generally accepted redefining of that term to include your products. Also, please note that when we issue comments regarding disclosure in the summary, you should comply with those comments throughout the prospectus where similar disclosure appears. Please revise.

10.   It is not clear why you cite the Clean Edge report, which makes little or no mention of your technology in its definition and analysis of the clean energy market. Also, since your technology makes up a tiny fraction of the clean energy sector, revise the disclosure to only include statistics that are relevant to your product market. In that regard, disclose how you calculated the "current addressable market" of $6.1 billion for your products, and explain what that term means.

Comverge Competitive Strengths, page 2

11.   Please revise in response to each point in the first bullet point of prior comment 14.

12.   As previously requested, state the percentage of utility residential customers who participate in the VPC programs.

13.   It is not clear where you responded to the third bullet point of prior comment 14 seeking your current market share in terms of percentage of residential customers. Also, reconcile your description of a "large and growing" market opportunity with the DOE report conclusions. Please revise.

Our failure to meet product development and commercialization milestones…, page 14

14.   If the delays and customer dissatisfactory described in the first paragraph are
        relates to your long-term contracts, expand page 4 to discuss them.

Dilution, page 29

15.   Refer to prior comment 26 and your response. It is not clear where you addressed
        the dilutive effect of anticipated stock awards. Please revise.

16.   We note your additional disclosure on page 30. Also explain how the information
        in the table at the bottom of page 29 would change assuming full exercise.

Management's Discussion, page 32

Alternative Energy Resources Group Revenues, page 37

17.   In the first paragraph hereunder you refer to current revenues from outsourced
        programs. In the first paragraph on page 35, you indicate these programs resulted
        in deferred revenues of $2.1 million at 9/30/06. Please revise to clarify why these
        programs have both deferred and current revenues.

18.   We note you also refer to the VPC contracts as "outsourced" programs elsewhere,
        such as the second full paragraph on page 63. Please revise as needed to clarify
        the distinction you draw between the two of them.

Smart Grid Offerings, page 57

19.   We reissue prior comment 37 in part. It is unclear where you responded to the
        second and third sentences.

Our currently Outstanding Convertible Preferred Stock, page 94

20.   Please disclose by series the number of shares of preferred stock that are currently
        outstanding.

Financial Statements, page F-1

Note 15, Stock-Based Compensation, page F-52

21.   You disclose that the estimated fair value of your common shares was "in part" based on valuations performed by an independent valuation firm. Please make disclosure about the other factors you considered in determining the fair value of your common shares. Clarify the relative weight assigned to the other factors versus the independent valuation.

22.   Please provide us a complete history of your pricing discussions with underwriters beginning with the initial discussions in May 2006. Provide us a reconciliation of the factors responsible for any significant differences between those pricing discussions and the common stock fair values used for stock compensation purposes. Please also provide a history of the expected timing of the offering, including explanation of the reasons for any delays.

23.   We see that you sold preferred stock convertible to common stock on a one-to-one basis in February and March 2006 at $5 per share. We also see that you assigned a fair value of $.41 to your common shares in February 2006. Please tell us how you valued the various features of the preferred shares in concluding that $5 was the fair value of a preferred share. Provide us a quantified reconciliation of the fair value of the features of the preferred shares and bridge the gap to the $.41 fair value attributed to your common shares at that time.

24.   Please tell us why you believe a linear progression of increases in common stock fair value is appropriate from June 30, 2006. Tell us about and fully describe the business and other factors on which the increases in the common stock fair value estimates are based.

25.   Please note that we will delay our assessment of your accounting for stock-based compensation until inclusion of the estimated offering price in the filing.

Request for Confidential Treatment

26.   We will furnish comments on your application when our review is competed.

* * * * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc.   John Clutterbuck (Andrews Kurth)
       VIA TELEFAX (713) 238-7135